Report From The President


Dear WTD Shareholders:


     We are pleased to report continued success in fulfilling our two major goals of profitable operations and reduced indebtedness, despite less than robust lumber market conditions.

     We earned $1,664,000 or $.10 a share for our second quarter.
Although the second quarter was down somewhat from the same quarter last fiscal year, for our first half of this fiscal year we are well ahead of the first half of last year.

     We have accomplished significant early retirement of debt. Our unscheduled debt reduction payments totalled $3.3 million for the quarter and $3.7 million for the fiscal year to date. We have been able to achieve this debt reduction and maintain healthy cash reserves. Our cash and cash equivalents at quarter-end totalled $13.9 million.

     Because November 30, 1994 will mark the second anniversary of our emergence from Chapter 11, it is appropriate to review the progress that this Company has made in achieving its financial goals.

     Since the end of the quarter in which we completed our Chapter 11 (January 31, 1993), your stockholders' equity has doubled, from less than $10 million to more than $20 million. Long-term debt, including current maturities, has been reduced from $66.7 million to $58.2 million and the long-term debt to total capitalization ratio has improved substantially, from 86.8% to 73.5%. Our working capital has gone from $38 million to $43.4 million.

     Looking ahead, we expect to complete, during our next quarter, major capital improvements at two of our stud mills. The projects will increase our drying capacity and allow us to utilize different log species more efficiently and avoid using more expensive off-site custom drying.

     As we move into our third quarter, which is often our weakest quarter, we have seen modest declines in lumber prices reflecting a seasonal slowdown of activity. We will continue to do our best in matching log costs to lumber prices to achieve our goals of generating earnings and reducing debt.




                                Bruce L. Engel
                                President